Exhibit 99.1

NEWS RELEASE

Endeavour Silver Acquires Option to Purchase the San Juanico Properties
Adjacent to El Cometa Property, Parral District, Chihuahua State, Mexico

Vancouver, Canada - November 18, 2009 - Endeavour Silver Corp. (“Endeavour” or the “Company”) (EXK: NYSE-Amex, EDR: TSX, EDR.WT: TSX, and EJD: DB-Frankfurt) announces that it has acquired an option to purchase the San Juanico properties, located adjacent to the El Cometa property, part of Endeavour’s Parral exploration project near the city of Hidalgo de Parral, Chihuahua State, Mexico.

The San Juanico mine properties (including the Ampliacion de San Juanico, Dolores and El Jazmin concessions) cover approximately 800 meters (17.1 hectares or 42.4 acres) along the trend of the mineralized Esmeralda vein structure to the north of and adjoining the El Cometa property at Parral.

To see the San Juanico maps, click here http://www.edrsilver.com/s/ParralMine.asp.  To listen to a commentary on this news release, click here http://www.edrsilver.com/i/media/2009-11-18_NRV.html.

Two small mine shafts, San Juanico and Dolores, had a history of small-scale production down to 100 and 150 meter depths respectively and the upper mine levels were until recently producing approximately 25 tonnes per day of silver-rich lead-zinc-gold ores for processing at the nearby 500 tonne per day SGM plant owned by the government.

Endeavour acquired the El Cometa property in 2006 and carried out three phases of surface exploration drilling in 2007 and 2008.  As of December 31, 2007, an NI 43-101 report prepared by SRK (released on March 3, 2008 and filed on SEDAR) estimated mineral resources for El Cometa as follows:

 El Cometa Mineral Resource Estimate, 31 December 2007

Category	Tonnes	Silver	Gold	Zinc	Lead	Copper
Indicated	600,000	39 g/t	1 g/t	3.0%	2.7%	0.16%
Inferred	1,150,000	39 g/t	1 g/t	2.5%	2.4%	0.17%

Subsequent to this report, Endeavour drilled 7 additional holes in 2008 and re-estimated the resource at El Cometa as of December 31, 2008 (released on March 23, 2009) based on lower metal prices and a higher cut-off grade as follows:

El Cometa Resource Estimate, 31 December 2008

Category	Tonnes	Silver	Gold	Silver	Gold	Zinc	Lead
Indicated	934,000	49 g/t	1.46 g/t	1,471,400	43,800	3.2%	3.2%
Inferred	528,000	61 g/t	1.45 g/t	1,035,500	24,600	3.0%	2.7%

*Cut-off grade for Indicated & Inferred Resources for Cometa is USD$40 NSR based on metal prices of USD$12 per ounce of silver, USD$900 per ounce of gold, USD$0.50 per pound of lead, USD$0.50 per pound of zinc; metallurgical recoveries used were 71% for silver, 75% for gold, 80% for lead and 74% for zinc.
**Silver-Equivalencies are calculated using a 75:1 ratio based prices USD$12 per ounce of silver and USD$900 per ounce of gold; no base metal credits are used for calculating silver-Equivalencies

Drilling highlights from El Cometa include intercepts of up to 362 gpt silver, 4.7 gpt gold, 3.1% lead and 2.1% zinc over 2.2 meters true width in hole CM17-3; and 50 gpt silver, 1.0 gpt gold, 5.4% lead and 3.0% zinc over 6.2 meters true width in hole CM15-2.

Endeavour’s exploration team believes the resource potential of the San Juanico properties is substantial because the historic and recently producing mineralized veins on the San Juanico property appear to be simple extensions of the mineralized veins drilled next door on the El Cometa property.  As was the case with El Cometa prior to its acquisition by Endeavour, the mineralized veins at San Juanico have never been explored by drilling.

The best model for the San Juanico-El Cometa mineralized vein system may be the La Esmeralda mine located only 2 km south of El Cometa along the same Esmeralda vein system. The Esmeralda mine produced approximately 4 million tonnes of ore grading 6% combined Pb-Zn, 100 gpt Ag and 0.5 gpt Au from 10 mine levels to 600 meters in depth in the 1950’s to the 1980’s.

Bradford Cooke, Chairman and CEO, commented, “We view the acquisition of the San Juanico properties as a very attractive opportunity to extend the resources on the El Cometa property onto the San Juanico properties.  If we can double the current resources to 3 million tonnes, then these properties should have sufficient critical mass to conduct a preliminary economic assessment.  San Juanico enjoys excellent access and infrastructure, being located on the outskirts of the city of Hidalgo de Parral less than two kilometers from the government process plant.”

Endeavour can acquire a 100% interest in the San Juanico properties by making US$130,000 in cash payments over 18 months and a final payment in 24 months of a minimum US$300,000 to a maximum of US$1.9 million based on the NI 43-101 compliant silver-equivalent resources (using only gold as an equivalent based on price ratio of silver and gold).

Endeavour has also entered into a joint venture agreement with the current owner of San Juanico to share in the development of and production from the properties during the 24 month option period.  The Company has advanced the owner US$150,000 as a loan to rent or purchase mining equipment and supplies sufficient to redevelop the San Juanico mine back into small scale production.  The loan is secured by a first mortgage on the San Juanico properties.

The Company plans to commence its Phase 1 exploration drilling program at San Juanico in Q1, 2010.  Barry Devlin, M.Sc., P. Geo., the Vice President of Exploration for Endeavour, is the Qualified Person who reviewed this news release and supervised the drilling programs at the El Cometa Project.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of aggressive silver production and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding planned work programs.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements.  Such risk factors herein include, but are not limited to, fluctuations in future metal prices and exchange rates, uncertainties inherent in the estimation of reserves and resources and the availability of capital.  Such factors are described in the section “risk factors” contained in the Company’s most recent Annual Information Form filed with Canadian securities regulatory authorities and Form 40-F filed with the United States Securities and Exchange Commission.  Mineral resources do not have demonstrated economic viability.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended.  There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information.  The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.  Accordingly, readers should not place undue reliance on forward-looking statements or information.